Robert A. Schwartz	120 Albany Street Plaza, | New Brunswick, NJ 08901
732.448.2548	T. 732.846.7600 | F. 732.846.8877
rschwartz@windelsmarx.com

May 20, 2015

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:	OceanFirst Financial Corp.

Registration Statement on Form S-4

Submitted April 17, 2015, as amended on April 22, 2015

CIK No. 0001004702

Gentlemen:

Transmitted along with this cover letter is Amendment No. 2 to the Registration Statement on Form S-4 of OceanFirst Financial Corp. We have filed Amendment No. 2 to, among other things, address the comments contained in the May 8, 2015 letter from Kathryn McHale, Senior Staff Attorney. Set forth below is our response to each of the comments contained in Ms. McHale’s letter.

Material United States Federal Income Tax Consequences of the Merger, page 57

1.	We note you have elected to file a short form tax opinion. Please revise this section in its entirety to clearly state the opinions of counsel and represent the discussion constitutes the opinion of Windels Marx Lane & Mittendorf, LLP. In addition, please remove all qualifying language, including the ultimate paragraph in bold which describes this section as a summary and “not a complete analysis or discussion.”

Response: We have made the requested revisions to indicate that the section entitled “Material United States Federal Income Tax Consequences of the Merger” constitutes the opinion of Windels Marx Lane & Mittendorf, LLP.

If you have any questions regarding the foregoing, please call the undersigned at (732) 448-2513

Very truly yours,

/s/ Robert A. Schwartz

Robert A. Schwartz

RAS:GTK